EXHIBIT 23.4
Independent Auditors’ Consent
The Board of Directors
Activant Solutions Inc.:
We consent to the use of our reports dated August 19, 2005 and November 24, 2003, except as to the last two paragraphs of note 15, which are as of March 31, 2004, with respect to the consolidated balance sheets of Prophet 21, Inc. and subsidiaries as of June 30, 2005, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended June 30, 2005 and 2004 and for the periods from July 1, 2002 through January 20, 2003 (predecessor period) and January 21, 2003 through June 30, 2003 (successor period), included in this registration statement on Form S-4.
/s/ KPMG LLP
Philadelphia, Pennsylvania
October 13, 2005